EXHIBIT 12.1
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges

Six months ended June 30, (in millions, except ratios)	2010
Excluding interest on deposits
Income before income tax expense	$11,644

Fixed charges:
Interest expense	4,440
One-third of rents, net of income from subleases (a)	291

Total fixed charges	4,731

Add: Equity in undistributed loss of affiliates	94

Income before income tax expense and fixed charges, excluding capitalized interest	$16,469

Fixed charges, as above	$4,731

Ratio of earnings to fixed charges	3.48

Including interest on deposits
Fixed charges, as above	$4,731
Add: Interest on deposits	1,727

Total fixed charges and interest on deposits	$6,458

Income before income tax expense and fixed charges, excluding capitalized interest, as above	$16,469
Add: Interest on deposits	1,727

Total income before income tax expense, fixed charges and interest on deposits	$18,196

Ratio of earnings to fixed charges	2.82

(a)	The proportion deemed representative of the interest factor.